Second Quarter 2021 Results MERSEY GATEWAY, UNITED KINGDOM Exhibit 3

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA to which Mexico is a party; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Net sales increased 25% l-t-l YoY, with higher contributions in all regions 39% YoY increase in EBITDA, reaching $818 M, highest amount for a 2Q since 2007 Second quarter cement volumes grew 22% YoY, with levels 10% higher vs 2Q19 Cement prices up 4% YoY and 2% QoQ in local currency terms, with all regions showing growth EBITDA margin at 21.2%, up 2.1pp YoY, well above our “Operation Resilience” target FCF after maintenance capex was the highest for a second quarter since 2016, at $401 M Leverage ratio of 2.85x, a decrease of 0.76x vs. 1Q21, driven by EBITDA growth, new subordinated notes, and FCF generation Key achievements in 2nd Quarter 2021 Net sales Operating EBITDA Operating EBITDA margin Free Cash Flow after maintenance capex +2.1pp +261 M +25% l-t-l +39% l-t-l Millions of U.S. dollars

Growth accelerates in 2nd quarter MEAA US EUR MEX SCAC CEMEX Cement volumes YoY % change1 1) On an average daily sales Region Cement volumes1 2Q21 vs. 2Q19 US +14% MEX +19% SCAC +1% MEAA (2%) EUR 10% CEMEX 10%

Unique footprint with superior supply chain capabilities in production constrained markets Most markets in the Americas operating at very high capacity utilization Shipping rates have escalated significantly Our unique supply chain in the Americas is a competitive advantage under this environment High flexibility to serve production constrained markets Far East Mediterranean Industry spot shipping rates1: +97% Industry spot shipping rates1: +173% 1) Industry spot shipping rates per ton of cement/clinker refer to average 2020 vs. 2Q21

Growth strategy pays off with expected ~$400 M in EBITDA in 2023

Cement projects for ~10 M Tons[1]

~$425 M
in 2021-2023 CAPEX

2023 EBITDA contribution: **~$130 M**



Europe: 1.0 M MT
Americas: 7.5 M MT
Philippines: 1.5 M MT

Bolt-on & Margin enhancement projects

~$500 M
investment pipeline

~$270M



Cement



Aggregates



Ready Mix



Urbanization Solutions

1) Includes legacy (4.3 M MT) and bolt-on investments (5.7 M MT). Of the $425 M investment, $210 M are related to bolt-on, and rest to legacy projects

10 M MT in incremental cement capacity arriving at the right time

EBITDA expansion driven by higher volumes EBITDA variation Millions of U.S. dollars

Reset Operation Resilience pillars to more ambitious targets Operation Resilience pillars Targets 2Q Progress EBITDA growth through margin enhancement ≥20% margin 21.2% in 2Q21 20.7% in 1H21 Achieve investment grade capital structure Investment grade rating 2.85x leverage as of 2Q21 Optimize our portfolio for growth Accelerate bolt-on/margin enhancement projects $710 M in approved projects under deployment Advance sustainability agenda - net CO2 emissions1 In cement: <475 kgs by 2030 520 kgs by 2025 In concrete: 165 kgs by 2030 604 kgs for cement, 1.3% decline QoQ Kgs of CO2 per ton of cementitious materials or cubic meters of concrete

Announced industry leading climate action goals New Target 2025 New Target 2030 Performance 2020 Performance 1H21 Climate and Energy Kg of CO2 per ton of cementitious1 520 kg, or 35% reduction <475 kg, or >40% reduction 620 kg, or 22.6% reduction 604 kg, or 24.5% reduction Alternative fuels as a % of total fuels 43% ~50% 25.3% 28.5% Clinker Factor 74% ~71% 77.6% 76.1% Blended cement as a % of total cement produced ~69% 75% 63.1% 65.3% Reduction vs. 1990 baseline

Applying digital innovation in all that we do Commercial: CX Go, the first digital global platform in industry End-to-end integrated platform covering the full customer journey +60% of global sales processed through CEMEX Go Latest innovations: Completely paperless experience, RMX Go App, direct real-time connectivity between CEMEX and select customers through CEMEX Go Developer Center Manufacturing: CEMEX Smart Operations Applies latest technology to production processes to enable operational efficiency, safety and business analytics Artificial intelligence to enhance efficiency, lower energy consumption and promote sustainability Virtual reality safety training, drones for inventory management, and data analytics for predictive maintenance Business Services: Working Smarter Leverage digital technology and service providers to improve services and enhance user experience at lower cost Migrate administrative services to a pure digital environment that promotes remote work Apply scalable technology to standardize services across businesses and centralize operations

Regional Highlights

United States: Expansion continues but partially offset by rising cost pressures Millions of U.S. dollars Strong volume performance across all products, despite heavy rains in Texas Residential sector driving demand Sequential prices for cement rising 3%, reflecting successful April pricing increase in most markets. Additional round of pricing increases announced for the summer EBITDA margin impacted by higher imports, logistics, and maintenance costs Over medium term, demand supported by economic reopening and potential new infrastructure plan 6M21 2T21 6M21 vs. 6M20 2T21 vs. 2T20 6M21 2Q21 6M21 vs. 6M20 2Q21 vs. 2Q20 Ventas Netas 2145.0786302360002 1131.9215887020002 Cemento Volumen 8.5390555900946741E-2 8.0482288603282284E-2 Net Sales 2145.0786302360002 1131.9215887020002 Cement Volume 8.5390555900946741E-2 8.0482288603282284E-2 % var (comp) 8.8521494394019393E-2 0.12557244861114375 Precio (ML) 4.1783620752763404E-3 1.8873302633529043E-2 % var (l-t-l) 8.8521494394019393E-2 0.12557244861114375 Price (LC) 4.1783620752763404E-3 1.8873302633529043E-2 Flujo de Operación 408.53196729300009 212.06841125900016 Concreto Volumen 8.5103098940494087E-2 0.13795305801920579 Operating EBITDA 408.53196729300009 212.06841125900016 Ready mix Volume 8.5103098940494087E-2 0.13795305801920579 % var (comp) 0.13056682106547679 6.8713344769441784E-2 Precio (ML) 3.3470225408329156E-3 1.1049029862392208E-2 % var (l-t-l) 0.13056682106547679 6.8713344769441784E-2 Price (LC) 3.3470225408329156E-3 1.1049029862392208E-2 Margen Flujo de Operación 0.19045081216815518 0.1873525634422997 Agregados Volumen 1.6362057350612864E-2 3.5130391324505988E-2 Operating EBITDA margin 0.19045081216815518 0.1873525634422997 Aggregates Volume 1.6362057350612864E-2 3.5130391324505988E-2 var pp 0.70000000000000062 -1.0000000000000009 Precio (ML) 2.0597021591123327E-2 2.8916442481185241E-2 pp var 0.70000000000000062 -1.0000000000000009 Price (LC) 2.0597021591123327E-2 2.8916442481185241E-2

Mexico: ~60% increase in 2Q21 EBITDA driven by volume recovery Bagged cement growing double-digit, supported by government social programs, home improvement activity, higher remittances and pre-electoral spending Bulk cement and ready mix year-over-year volume growth reflects continued formal sector recovery and favorable comparison resulting from 2Q20 industry restrictions Formal sector benefitting from acceleration in residential construction Strong pricing traction in cement on the back of our April price increase EBITDA margin expansion due to higher volumes and prices, despite rising energy costs Millions of U.S. dollars 6M21 2T21 6M21 vs. 6M20 2T21 vs. 2T20 6M21 2Q21 6M21 vs. 6M20 2Q21 vs. 2Q20 Ventas Netas 1756.813382750355 935.17117375548207 Cemento Volumen 0.20797458008056752 0.28381704434633315 Net Sales 1756.813382750355 935.17117375548207 Cement Volume 0.20797458008056752 0.28381704434633315 % var (comp) 0.30075272613837267 0.43192249543227235 Precio (ML) 6.3770132219523143E-2 7.3363615540142341E-2 % var (l-t-l) 0.30075272613837267 0.43192249543227235 Price (LC) 6.3770132219523143E-2 7.3363615540142341E-2 Flujo de Operación 630.94658863608083 332.20387756146221 Concreto Volumen 0.13095624010706974 0.56255705893924723 Operating EBITDA 630.94658863608083 332.20387756146221 Ready mix Volume 0.13095624010706974 0.56255705893924723 % var (comp) 0.40747803502458879 0.57776594877641152 Precio (ML) 5.5570290179065094E-3 2.19385662519242E-2 % var (l-t-l) 0.40747803502458879 0.57776594877641152 Price (LC) 5.5570290179065094E-3 2.19385662519242E-2 Margen Flujo de Operación 0.35914263565565008 0.35523323096817683 Agregados Volumen 0.2061736924748587 0.56168603118141947 Operating EBITDA margin 0.35914263565565008 0.35523323096817683 Aggregates Volume 0.2061736924748587 0.56168603118141947 var pp 2.6999999999999966 3.1999999999999975 Precio (ML) 3.7710290220648875E-2 4.3243604123699313E-2 pp var 2.6999999999999966 3.1999999999999975 Price (LC) 3.7710290220648875E-2 4.3243604123699313E-2

EMEA: Double-digit EBITDA growth driven by better volumes and prices Millions of U.S. dollars EMEA: Europe, Middle East, Africa and Asia region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange Strong volume growth in Europe and the Philippines, two geographies heavily impacted by COVID in 2Q20 Prices in Europe for the three core products up between 2% to 5% YoY EBITDA margin up 0.4 percentage points YoY, driven by a 2.9 percentage points margin increase in the Philippines Residential and infrastructure activity accelerating and driving demand across Europe Egyptian decree to rationalize cement production to be supportive 6M21 2T21 6M21 vs. 6M20 2T21 vs. 2T20 6M21 2Q21 6M21 vs. 6M20 2Q21 vs. 2Q20 Ventas Netas 2376.2427334231393 1290.5836744841022 Cemento Volumen 5.0283386647153275E-2 0.17355523742336834 Net Sales 2376.2427334231393 1290.5836744841022 Cement Volume 5.0283386647153275E-2 0.17355523742336834 % var (comp) 0.11632205437925837 0.21283455765338599 Precio (comp) 1.0733169736141152E-2 2.8021231168374787E-2 % var (l-t-l) 0.11632205437925837 0.21283455765338599 Price (l-t-l) 1.0733169736141152E-2 2.8021231168374787E-2 Flujo de Operación 311.0489229080535 198.44596514043218 Concreto Volumen 8.5331912358138806E-2 0.14038257315043301 Operating EBITDA 311.0489229080535 198.44596514043218 Ready mix Volume 8.5331912358138806E-2 0.14038257315043301 % var (comp) 0.16228132543420717 0.25313359179403122 Precio (comp) 1.2182800182603109E-2 1.8822001142701366E-2 % var (l-t-l) 0.16228132543420717 0.25313359179403122 Price (l-t-l) 1.2182800182603109E-2 1.8822001142701366E-2 Margen Flujo de Operación 0.13089947358196288 0.15376450908520825 Agregados Volumen 8.7239092190808734E-2 0.14759329675876826 Operating EBITDA margin 0.13089947358196288 0.15376450908520825 Aggregates Volume 8.7239092190808734E-2 0.14759329675876826 var pp 0.50000000000000044 0.40000000000000036 Precio (comp) 4.0850245139354237E-2 4.6276370337109324E-2 pp var 0.50000000000000044 0.40000000000000036 Price (l-t-l) 4.0850245139354237E-2 4.6276370337109324E-2

SCAC: Strong operating performance despite regional disruptions Millions of U.S. dollars SCAC: South, Central America and the Caribbean region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 1Q21 Results Strong volume performance supported by easy comparison base and growth in all countries Cement prices 2% higher sequentially mainly due to increases in Jamaica and Costa Rica In the Dominican Republic, bagged cement performance drives demand In Colombia, despite social unrest in quarter, volumes are 44% higher supported by self-construction and infrastructure projects Volumes impacted by industry lockdown in Trinidad and Tobago for 8 weeks Margin expansion mainly due to higher volumes and prices 6M21 2T21 6M21 vs. 6M20 2T21 vs. 2T20 6M21 2Q21 6M21 vs. 6M20 2Q21 vs. 2Q20 Ventas Netas 842.26228030211314 417.97045563310434 Cemento Volumen 0.27809224279456179 0.42541383727673193 Net Sales 842.26228030211314 417.97045563310434 Cement Volume 0.27809224279456179 0.42541383727673193 % var (comp) 0.30244286296739653 0.50049564125861445 Precio (comp) 3.4187727422491015E-2 3.0026033142444831E-2 % var (l-t-l) 0.30244286296739653 0.50049564125861445 Price (l-t-l) 3.4187727422491015E-2 3.0026033142444831E-2 Flujo de Operación 240.6211554940131 117.25153503118082 Concreto Volumen 0.13065128211475729 0.60093701470532956 Operating EBITDA 240.6211554940131 117.25153503118082 Ready mix Volume 0.13065128211475729 0.60093701470532956 % var (comp) 0.56204830089847047 0.78901842650207399 Precio (comp) 9.4363548295617729E-4 2.9928914288473937E-2 % var (l-t-l) 0.56204830089847047 0.78901842650207399 Price (l-t-l) 9.4363548295617729E-4 2.9928914288473937E-2 Margen Flujo de Operación 0.28568435405620218 0.28052589232312763 Agregados Volumen 0.11835234482809071 0.45597945716940264 Operating EBITDA margin 0.28568435405620218 0.28052589232312763 Aggregates Volume 0.11835234482809071 0.45597945716940264 var pp 4.5999999999999988 4.5000000000000036 Precio (comp) -5.3173919682778605E-2 -3.9189381318855019E-3 pp var 4.5999999999999988 4.5000000000000036 Price (l-t-l) -5.3173919682778605E-2 -3.9189381318855019E-3

2Q21 Results Casa Erasto – Mexico City, Mexico EC RESIDENCE, COSTA RICA

Highest FCF after maintenance capex in a second quarter since 2016 Average working capital days Controlling Interest Net Income US$ M Millions of U.S. dollars January - June Second Quarter Validación 2021 2020 % var 2021 2020 % var Flujo de operación TRUE TRUE TRUE TRUE TRUE TRUE Operating EBITDA 1502.0538930176854 1085.9030898335823 0.38323014924644833 817.73162399255602 552.96558943648131 0.47881105011596414 - Gasto financiero neto TRUE TRUE TRUE TRUE TRUE TRUE - Net Financial Expense 314.60357042504955 354.70976278985131 144.76348177575696 182.2745677038649 - Inversiones en activo fijo de TRUE TRUE TRUE TRUE TRUE TRUE - Maintenance Capex 208.01790911510747 217.07924063037785 111.76555794651381 94.061392009677547 mantenimiento TRUE TRUE TRUE TRUE TRUE TRUE - Change in Working Capital 412.17691211225491 480.55825304805882 63.153303565587628 70.719402266976871 - Inversiones en capital de trabajo TRUE TRUE TRUE TRUE TRUE TRUE - Taxes Paid 129.11824999787203 80.652066200786166 78.694840154985968 39.682038356884945 - Impuestos TRUE TRUE TRUE TRUE TRUE TRUE - Other Cash Items (net) 40.561670339687041 42.526857903970708 19.549462883049834 28.612274436184261 - Otros gastos TRUE TRUE TRUE TRUE TRUE TRUE - Free Cash Flow -3.8269435328555144 -14.64614285531289 -0.84408714103034699 -2.2077588521038409 - Flujo de efectivo libre de TRUE TRUE TRUE TRUE TRUE TRUE Discontinued Operations operaciones discontinuas Free Cash Flow after 401.40252456056987 -74.976947884149695 N/A 400.64906480769213 139.82367351499656 1.8653879184823534 Flujo de efectivo libre después TRUE TRUE #DIV/0! TRUE TRUE #DIV/0! Maintenance Capex de inv AF mtto - Strategic Capex 160.91780988934693 114.60923298481663 107.56236361614208 53.891634135345079 - Inversiones en activo fijo TRUE TRUE TRUE TRUE TRUE TRUE Free Cash Flow 240.48471467122295 -189.58618086896632 N/A 293.08670119155005 85.932039379651485 2.4106801526806581 de operaciones discontinuas Flujo de efectivo libre TRUE TRUE TRUE TRUE TRUE TRUE OJO: Si en alguno de los dos años existe un flujo negativo el % var es = N/A Enero - Junio Segundo Trimestre OJO: Validar los signos de las variaciones 2021 2020 % var 2021 2020 % var Flujo de operación 1502.0538930176854 1085.9030898335823 0.38323014924644833 817.73162399255602 552.96558943648131 0.47881105011596414 - Gasto financiero neto 314.60357042504955 354.70976278985131 144.76348177575696 182.2745677038649 - Inversiones en activo fijo de 208.01790911510747 217.07924063037785 111.76555794651381 94.061392009677547 mantenimiento - Inversiones en capital de trabajo 412.17691211225491 480.55825304805882 63.153303565587628 70.719402266976871 - Impuestos 129.11824999787203 80.652066200786166 78.694840154985968 39.682038356884945 - Otros gastos 40.561670339687041 42.526857903970708 19.549462883049834 28.612274436184261 - Flujo de efectivo libre de -3.8269435328555144 -14.64614285531289 -0.84408714103034699 -2.2077588521038409 operaciones discontinuas Flujo de efectivo libre después 401.40252456056987 -74.976947884149695 N/A 400.64906480769213 139.82367351499656 1.8653879184823534 de inv AF mtto #DIV/0! #DIV/0! - Inversiones en activo fijo 160.91780988934693 114.60923298481663 107.56236361614208 53.891634135345079 estratégicas Flujo de efectivo libre 240.48471467122295 -189.58618086896632 N/A 293.08670119155005 85.932039379651485 2.4106801526806581

Average life of debt: 6.3 years1 Proforma1 total debt as of June 30, 2021: $9,123 million Fixed Income Other bank debt 2017 Facilities Agreement Leases Millions of U.S. dollars 1) Giving proforma effect to the redemption in July of $542 M Notes due 2024 with a 2.75% coupon The best runway to next maturities in a decade

Accelerating our path towards investment-grade rating Net Debt variation Millions of U.S. dollars 1) Includes the net effect of the issuance of $1.0 B subordinated notes which are considered equity under IFRS and therefore not included in net debt, and the repayment of $447 M of perpetual debentures which were also considered as equity under IFRS and were not included in net debt 2) As defined under the 2017 Facilities Agreement, as amended and restated 3.61x 2.85x -0.76x Consolidated leverage ratio2 1

2021 Outlook

2021 guidance1 1) Reflects CEMEX’s current expectations 2) Like-to-like for ongoing operations and assuming FX levels as of June 30th, 2021, for the remaining of the year 3) Including perpetual bonds and subordinated notes Operating EBITDA ~$3.1 billion2 Consolidated volume growth 5% to 7% Cement 3% to 5% Ready mix 2% to 4% Aggregates Energy cost/ton of cement produced ~12% increase Capital expenditures ~$1.3 billion total ~$800 M Maintenance, ~$500 M Strategic Investment in working capital $100 to $150 million Cash taxes ~$250 million Cost of debt3 Decrease of ~$120 million

As we move beyond favorable base effects, volume growth in most regions, but at moderated pace Isolated flareups of COVID, but with minimal disruptions to our business With most of our regions at a favorable point in the cycle and positive GDP outlook, a sustainable growth trajectory Unprecedented amounts of monetary and fiscal stimulus in developed markets, with approximately half still sitting on household balance sheets With economic reopening, industrial and commercial investment to meet surge in consumer spending and supply chain disruptions, as well as resumption of stalled formal construction projects In US and Europe, medium term upside from infrastructure stimulus programs such as Biden’s American Jobs Plan and Green Deal in Europe With tight supply/demand dynamics, pricing policy to adequately reflect the rising inflationary costs Capitalize on favorable market outlook to consolidate recent achievements and accelerate deleveraging and strategic shift towards growth Advance materially on our new intermediate and long-term Climate Action goals, showing progress on a quarterly basis What to expect

Second Quarter 2021 Results MERSEY GATEWAY, UNITED KINGDOM Q&A session

OYAMEL RESIDENCE, MEXICO Appendix

Average life of debt: 5.9 years Debt maturity profile as of 2Q21 Total debt as of June 30, 2021: $9,665 million > Fixed Income1 Other bank debt 2017 Facilities Agreement Leases Millions of U.S. dollars 1) During June 2021, CEMEX sent a redemption notice for the 2.75% Notes due 2024 to partially redeem in July 2021 the outstanding amount of US$542 M. This debt was classified as short-term debt, therefore showing as a maturity in 2021

Consolidated volumes and prices Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 6M21 vs. 6M20 2T21 vs. 2T20 2T21 vs. 1T21 Cemento gris doméstico Volumen (comp) 0.13568596172369274 0.21563873756315299 0.10765453530148927 Precio (USD) 7.2745084942273927E-2 0.10205265244542343 3.3972786117802641E-2 Precio (comp) 3.5038390194253921E-2 3.9047927714571662E-2 2.4908450278042664E-2 Concreto Volumen (comp) 9.4192937527902032E-2 0.20413822957628969 9.0152806447124201E-2 Precio (USD) 4.2015198752218319E-2 4.7374237710091222E-2 1.9898548047467098E-2 Precio (comp) 2.3213417801091207E-3 -2.8233101969117325E-3 1.2903887027493767E-2 Agregados Volumen (comp) 7.8519264232491226E-2 0.15954378548042358 0.10775695365358984 Precio (USD) 5.8996546164778473E-2 5.8586565102627511E-2 2.7674852388393715E-3 Precio (comp) 1.21925115397159E-2 1.2260484559449836E-3 -3.8560844496206359E-3 6M21 vs. 6M20 2Q21 vs. 2Q20 2Q21 vs. 1Q21 Domestic gray cement Volume (l-t-l) 0.13568596172369274 0.21563873756315299 0.10765453530148927 Price (USD) 7.2745084942273927E-2 0.10205265244542343 3.3972786117802641E-2 Price (l-t-l) 3.5038390194253921E-2 3.9047927714571662E-2 2.4908450278042664E-2 Ready mix Volume (l-t-l) 9.4192937527902032E-2 0.20413822957628969 9.0152806447124201E-2 Price (USD) 4.2015198752218319E-2 4.7374237710091222E-2 1.9898548047467098E-2 Price (l-t-l) 2.3213417801091207E-3 -2.8233101969117325E-3 1.2903887027493767E-2 Aggregates Volume (l-t-l) 7.8519264232491226E-2 0.15954378548042358 0.10775695365358984 Price (USD) 5.8996546164778473E-2 5.8586565102627511E-2 2.7674852388393715E-3 Price (l-t-l) 1.21925115397159E-2 1.2260484559449836E-3 -3.8560844496206359E-3 Validación Cemento gris doméstico 0 0 0 0 0 0 0 0 0 Concreto 0 0 0 0 0 0 0 0 0 Agregados 0 0 0 0 0 0 0 0 0

Additional information on debt Currency denomination Interest rate3 Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,333 million MXN 4% Segundo Trimestre Primer Trimestre Second Quarter First Quarter 2021 2020 % var 2021 2021 2020 % var 2021 Deuda Total1 9665.3122907790821 13195.629834597567 -0.26753687304582918 10412.727710741116 Total debt1 9665.3122907790821 13195.629834597567 -0.26753687304582918 10412.727710741116 Corto Plazo 9.7653141215875747E-2 6.0094794513426926E-2 7.6169229762298882E-2 Short-term 9.7653141215875747E-2 6.0094794513426926E-2 7.6169229762298882E-2 Largo Plazo 0.90234685878412424 0.93990520548657308 0.9238307702377011 Long-term 0.90234685878412424 0.93990520548657308 0.9238307702377011 Efectivo y equivalentes 1304.6569999999999 2831.7662999999998 -0.53927801174835643 1308.7331999999999 Cash and cash equivalents 1304.6569999999999 2831.7662999999998 -0.53927801174835643 1308.7331999999999 Deuda neta 8360.6552907790829 10363.863534597567 -0.19328778665708957 9103.9945107411149 Net debt 8360.6552907790829 10363.863534597567 -0.19328778665708957 9103.9945107411149 Deuda Fondeada Consolidada2 8476.1055458973569 10790.495765923986 -0.21448414143633643 9666 Consolidated funded debt2 8476.1055458973569 10790.495765923986 -0.21448414143633643 9666 Razón de apalancamiento consolidado2 2.8537710412239004 4.5730649377660413 3.61 Consolidated leverage ratio2 2.8537710412239004 4.5730649377660413 3.61 Razón de cobertura de intereses consolidado2 4.78 3.69 4.0999999999999996 Consolidated coverage ratio2 4.78 3.69 4.0999999999999996 1 Incluye notas convertibles subordinadas y arrendamientos, de acuerdo a las NIIFs (IFRS por sus siglas en inglés) 2 Calculado de acuerdo a nuestras obligaciones contractuales bajo el Contrato de Crédito de 2017, según fue enmendado y reexpresado el 2 de abril de 2019. Los montos y razones financieras de 2018 no han sido auditados, y no corresponden con los montos y razones financieras reportadas durante 2018 de acuerdo a nuestro Contrato de Crédito de julio de 2017, y se muestran en este documento únicamente para efectos informativos, dando efecto a la adopción de IFRS 16, Arrendamientos, como si hubiera estado vigente desde enero 1 de 2018. 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS)2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018. OJO: Información viene del data bridge - COVENANTS Currency Denomination 2Q21 US Dollar #REF! Euro #REF! Mexican Peso #REF! Other #REF! Interest rate 2Q21 Fixed #REF! Variable #REF! Validacion Deuda Total1 0 0 0 0 Costo Plazo 0 0 0 0 Largo Plazo 0 0 0 0 Notas perpetuas #REF! #REF! #REF! #REF! Efectivo y equivalentes 0 0 0 0 Deuda neta más notas perpetuas 0 0 0 0 Deuda Consolidada Fondeada2 /Flujo de operación3 0 0 0 0 Cobertura de intereses3 4 0 0 0 0

Additional information on debt Total debt1 by instrument Millions of U.S. dollars 1) Includes leases, in accordance with IFRS Second Quarter First Quarter 2021 % of total 2021 % of total Fixed Income 6127.6428999999998 0.63400011103925769 6431.3998168658836 0.61763428227638828 2017 Facilities Agreement 1983.8904 0.20526436582812577 2324.9532848911813 0.22 Others 1553.5169000000001 0.16073552313261655 1656.6048596468081 0.15909070849868917 Total Debt1 9665.0501999999997 10412.957961403872 Segundo Trimestre Primer Trimestre 2021 % del total 2021 % del total Renta Fija 6127.6428999999998 0.63400011103925769 6431.3998168658836 0.61763428227638828 Contrato de Crédito 2017 1983.8904 0.20526436582812577 2324.9532848911813 0.22 Otros 1553.5169000000001 0.16073552313261655 1656.6048596468081 0.15909070849868917 Deuda Total1 9665.0501999999997 10412.957961403872 OJO: Información viene del data bridge

2Q21 volume and price summary: selected countries/regions Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates Domestic gray cement Ready mix Aggregates 2Q21 vs. 2Q20 2Q21 vs. 2Q20 2Q21 vs. 2Q20 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 0.28381704434633315 0.23438938402869183 7.3363615540142341E-2 0 0.56255705893924723 0.17471927984332319 2.1938566251924051E-2 0 0.56168603118141947 0.20031228230960321 4.3243604123699493E-2 U.S. 8.0482288603282284E-2 1.8873302633529043E-2 1.8873302633529043E-2 0 0.13795305801920579 1.1049029862392208E-2 1.1049029862392208E-2 0 3.5130391324505988E-2 2.8916442481185241E-2 2.8916442481185241E-2 Europe 0.13623407665985388 0.13941915658659429 3.5034202408407406E-2 0 0.18184856337561264 0.14596503982614725 4.1662737567984554E-2 0 0.22749508639110588 0.15792419955246484 4.5345022424063228E-2 Israel N/A N/A N/A 0 8.845975235324011E-3 6.630776889499844E-2 -4.8875299778166556E-3 0 -0.11978231458498013 0.10499316709420388 3.1097333887236768E-2 Philippines 0.45368238416209594 4.9684568818720619E-3 -3.4970212674570629E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia 0.44070590657025055 1.4234421420803804E-2 3.4196150978213617E-3 0 0.66108818244182121 1.569078826242622E-2 9.8324749028283927E-3 0 0.81570825728884888 -1.7251701837464578E-2 -2.3345087622491392E-2 Panama 4.1412427158756921 -4.6847623210543518E-2 -4.6847623210543518E-2 0 54.091031692515173 -0.28629573633442956 -0.28629573633442956 0 11.41429172954658 -0.14708965837497548 -0.14708965837497548 Costa Rica 0.16096407567095056 -2.9188259314532016E-2 4.2854655906974182E-2 0 -0.16880861410211878 -4.6913618536887726E-2 2.5033829864927061E-2 0 -0.52743756790915486 0.43630175480275912 0.54551938318540905 Dominican Republic 0.72487519266348788 0.17278534313379049 0.16793998408693805 0 0.21792895386808561 0.16687542180273421 0.1605757307156761 0 N/A N/A N/A Cemento gris doméstico Concreto Agregados 2T21 vs. 2T20 2T21 vs. 2T20 2T21 vs. 2T20 Volumen Precio Precio Volumen Precio Precio Volumen Precio Precio (USD) (ML) (USD) (ML) (USD) (ML) México 0.28381704434633315 0.23438938402869183 7.3363615540142341E-2 0.56255705893924723 0.17471927984332319 2.1938566251924051E-2 0.56168603118141947 0.20031228230960321 4.3243604123699493E-2 Estados Unidos 8.0482288603282284E-2 1.8873302633529043E-2 1.8873302633529043E-2 0.13795305801920579 1.1049029862392208E-2 1.1049029862392208E-2 3.5130391324505988E-2 2.8916442481185241E-2 2.8916442481185241E-2 Europa 0.13623407665985388 0.13941915658659429 3.5034202408407406E-2 0.18184856337561264 0.14596503982614725 4.1662737567984554E-2 0.22749508639110588 0.15792419955246484 4.5345022424063228E-2 Israel N/A N/A N/A 8.845975235324011E-3 6.630776889499844E-2 -4.8875299778166556E-3 -0.11978231458498013 0.10499316709420388 3.1097333887236768E-2 Filipinas 0.45368238416209594 4.9684568818720619E-3 -3.4970212674570629E-2 N/A N/A N/A N/A N/A N/A Colombia 0.44070590657025055 1.4234421420803804E-2 3.4196150978213617E-3 0.66108818244182121 1.569078826242622E-2 9.8324749028283927E-3 0.81570825728884888 -1.7251701837464578E-2 -2.3345087622491392E-2 Panamá 4.1412427158756921 -4.6847623210543518E-2 -4.6847623210543518E-2 54.091031692515173 -0.28629573633442956 -0.28629573633442956 11.41429172954658 -0.14708965837497548 -0.14708965837497548 Costa Rica 0.16096407567095056 -2.9188259314532016E-2 4.2854655906974182E-2 -0.16880861410211878 -4.6913618536887726E-2 2.5033829864927061E-2 -0.52743756790915486 0.43630175480275912 0.54551938318540905 República Dominicana 0.72487519266348788 0.17278534313379049 0.16793998408693805 0.21792895386808561 0.16687542180273421 0.1605757307156761 N/A N/A N/A Validación México 0 0 0 0 0 0 0 0 0 Estados Unidos 0 0 0 0 0 0 0 0 0 Europa 0 0 0 0 0 0 0 0 0 Israel N/A N/A N/A 0 0 0 0 0 0 Filipinas 0 0 0 N/A N/A N/A N/A N/A N/A Colombia 0 0 0 0 0 0 0 0 0 Panamá 0 0 0 0 0 0 0 0 0 Costa Rica 0 0 0 0 0 0 0 0 0 República Dominicana 0 0 0 0 0 0 N/A N/A N/A

6M21 volume and price summary: selected countries/regions Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates Domestic gray cement Ready mix Aggregates 6M21 vs. 6M20 6M21 vs. 6M20 6M21 vs. 6M20 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 0.20797458008056752 0.13917472878558076 6.3770132219522949E-2 0 0.13095624010706974 6.0305569610321068E-2 5.5570290179068043E-3 0 0.2061736924748587 9.9165202099571276E-2 3.7710290220648875E-2 U.S. 8.5390555900946741E-2 4.1783620752765573E-3 4.1783620752765573E-3 0 8.5103098940494087E-2 3.3470225408327196E-3 3.3470225408327196E-3 0 1.6362057350612864E-2 2.0597021591123508E-2 2.0597021591123508E-2 Europe 3.0973328995280748E-2 0.12727840279010097 3.3243189850297165E-2 0 9.1443491000480395E-2 0.13404713081660111 3.8039882476782791E-2 0 0.14293019416020808 0.14102372064516586 3.9782704831047962E-2 Israel N/A N/A N/A 0 2.943545584865663E-2 5.7070079195137867E-2 -7.1669106159536668E-3 0 -9.5215223881445807E-2 9.083451433152076E-2 2.4023912860625281E-2 Philippines 0.16063134780036914 7.0740765379592938E-3 -3.8142703274333736E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia 0.20775913076759714 1.8713295662823665E-2 2.0893510524314679E-2 0 0.23804478679808808 -3.0268158839053217E-3 3.1427025466985643E-3 0 0.32076750880626065 -5.0001097061085062E-2 -4.4616667454428383E-2 Panama 0.49524275878419671 -4.0888862546839724E-2 -4.0888862546839724E-2 0 9.5338683897849386E-2 -6.7223273112717391E-2 -6.7223273112717391E-2 0 0.11583503345339859 -0.16313095652531712 -0.16313095652531712 Costa Rica 0.11272636575459125 -3.4223720708462697E-2 3.3524664355325029E-2 0 -0.21117255938579793 -3.5578201944675723E-2 3.2245062982472449E-2 0 -8.1196564233073004E-2 -0.22887802905231905 -0.17469552263745777 Dominican Republic 0.47803493282929532 0.13156577871990366 0.17866857504455755 0 -0.20692985835440988 6.1130059454357628E-2 0.11133576968468577 0 N/A N/A N/A Cemento gris doméstico Concreto Agregados 6M21 vs. 6M20 6M21 vs. 6M20 6M21 vs. 6M20 Volumen Precio Precio Volumen Precio Precio Volumen Precio Precio (USD) (ML) (USD) (ML) (USD) (ML) México 0.20797458008056752 0.13917472878558076 6.3770132219522949E-2 0.13095624010706974 6.0305569610321068E-2 5.5570290179068043E-3 0.2061736924748587 9.9165202099571276E-2 3.7710290220648875E-2 Estados Unidos 8.5390555900946741E-2 4.1783620752765573E-3 4.1783620752765573E-3 8.5103098940494087E-2 3.3470225408327196E-3 3.3470225408327196E-3 1.6362057350612864E-2 2.0597021591123508E-2 2.0597021591123508E-2 Europa 3.0973328995280748E-2 0.12727840279010097 3.3243189850297165E-2 9.1443491000480395E-2 0.13404713081660111 3.8039882476782791E-2 0.14293019416020808 0.14102372064516586 3.9782704831047962E-2 Israel N/A N/A N/A 2.943545584865663E-2 5.7070079195137867E-2 -7.1669106159536668E-3 -9.5215223881445807E-2 9.083451433152076E-2 2.4023912860625281E-2 Filipinas 0.16063134780036914 7.0740765379592938E-3 -3.8142703274333736E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia 0.20775913076759714 1.8713295662823665E-2 2.0893510524314679E-2 0.23804478679808808 -3.0268158839053217E-3 3.1427025466985643E-3 0.32076750880626065 -5.0001097061085062E-2 -4.4616667454428383E-2 Panamá 0.49524275878419671 -4.0888862546839724E-2 -4.0888862546839724E-2 9.5338683897849386E-2 -6.7223273112717391E-2 -6.7223273112717391E-2 0.11583503345339859 -0.16313095652531712 -0.16313095652531712 Costa Rica 0.11272636575459125 -3.4223720708462697E-2 3.3524664355325029E-2 0 -0.21117255938579793 -3.5578201944675723E-2 3.2245062982472449E-2 0 -8.1196564233073004E-2 -0.22887802905231905 -0.17469552263745777 República Dominicana 0.47803493282929532 0.13156577871990366 0.17866857504455755 -0.20692985835440988 6.1130059454357628E-2 0.11133576968468577 N/A N/A N/A Validación México 0 0 0 0 0 0 0 0 0 Estados Unidos 0 0 0 0 0 0 0 0 0 Europa 0 0 0 0 0 0 0 0 0 Israel N/A N/A N/A 0 0 0 0 0 0 Filipinas 0 0 0 N/A N/A N/A N/A N/A N/A Colombia 0 0 0 0 0 0 0 0 0 Panamá 0 0 0 0 0 0 0 0 0 Costa Rica 0 0 0 0 0 0 0 0 0 República Dominicana 0 0 0 0 0 0 N/A N/A N/A

2021 expected volume outlook[1]: selected countries/regions

	CEMENT	Ready Mix	Aggregates
CEMEX	+5% to +7%	+3% to +5%	+2% to +4%
Mexico	+10% to +12%	+8% to +12%	+8% to +12%
USA	+4% to +6%	+4% to +6%	+1% to +3%
Europe	+2% to +4%	+3% to +5%	+6% to +8%
Colombia	+9% to +11%	+14% to +16%	N/A
Panama	+34% to +36%	+40% to +42%	N/A
Costa Rica	+7% to +9%	(6%) to (4%)	N/A
Dominican Republic	+19% to +21%	(9%) to (7%)	N/A
Israel	N/A	(5%) to (3%)	(5%) to (3%)
Philippines	+12% to +14%	N/A	N/A

1) Reflects CEMEX's current expectations. Volumes on a like-to-like basis

31

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation